Exhibit 99.1

May 14, 2010

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI-51-102”), we advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of New Gold Inc. (the “Company”) held on May 6, 2010 in Toronto, Ontario.  At the Meeting, Shareholders were asked to consider certain annual meeting matters.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Approval of Board Size Resolution

By a vote by show of hands, the setting of the number of directors of the Company at nine was approved.

Item 2: Election of Directors

Each of the nine nominees in the Company’s management information circular dated April 7, 2010 (the “Circular”) were elected as directors of the Company by a majority vote cast by ballot.  The Company’s Shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	Percentage of Votes Cast

James Estey	209,098,297	99.83%
Robert Gallagher	209,138,769	99.85%
Vahan Kololian	208,943,597	99.75%
Martyn Konig	209,150,231	99.85%
Pierre Lassonde	208,976,421	99.77%
Craig Nelsen	208,999,668	99.78%
Randall Oliphant	201,673,884	96.28%
Ian Telfer	208,934,563	99.75%
Raymond Threlkeld	208,999,015	99.78%

New Gold Inc. Park Place, 3110-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8  T  +1 604 696 4100  F  +1 604 696 4110

 www.newgold.com

Item 3: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed as the auditors of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

New Gold Inc.

/s/ Susan Toews

Susan Toews
Vice President Legal Affairs
and Corporate Secretary

New Gold Inc. Park Place, 3110-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8  T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com